MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE NINE MONTHS ENDED JUNE 30, 2018

OVERVIEW AND INTRODUCTORY COMMENT

Alianza Minerals Ltd. (“Alianza” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “ANZ”. The Company is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America.  As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.  The Company has properties in Nevada USA, Yukon Canada and Peru. The Company also has a 1% NSR (capped at $1,000,000) on certain properties in Mexico.

This MD&A is dated August 28, 2018 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars.  The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended June 30, 2018 and the Company’s audited consolidated financial statements for the year ended September 30, 2017 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.alianzaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

Haldane, Yukon Territory, Canada

On March 2, 2018, the Company purchased a 100% interest in the Haldane Property from Equity Exploration Consultants Ltd. (“Equity”). The 7,665 hectare (388 claims) Haldane Property is located 25 km west of Keno City, Yukon Territory, in the western portion of the Keno Hill Silver District.

The Company purchased the Haldane Property from Equity for the following consideration:

•

issuing to Equity, 2 million shares of Alianza upon receipt of TSX-V approval (shares issued);

•

making two staged cash payments of $50,000 each to Equity by June 30, 2018 (paid) and June 30, 2019;

•

making a final $100,000 payment in cash or by issuing the number of shares of equivalent value at Alianza’s election, on June 30, 2019;

•

and by making bonus share payments to Equity:

o

issuing Equity 250,000 shares upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects) of 5 millon oz silver-equivalent at 500 g/t silver-equivalent;

o

issuing Equity 500,000 shares upon the decision to commence construction of a mine or processing plant on any part of the Haldane Property.

Alianza has also agreed to grant Equity the right to manage exploration programs at Haldane through 2023 and to assume all the obligations with respect to the underlying 2% net smelter royalty on the property.

Mineralization consists of structurally-controlled, silver-bearing veins. Silver production began in the Keno district in 1913, with over 200 million ounces of silver produced through 1989. Production statistics from the Yukon government Minfile (2003) state that 4.87 million tonnes were mined at an average grade of 1,389 g/t silver, 5.62% lead and 3.14% zinc in that time.

Mineralization at Haldane consists of galena, sphalerite, tetrahedrite and pyrargyrite, with gangue of manganiferous siderite and quartz in veins, hosted within Keno Hill quartzite in proximity to the Robert Service Thrust. This mineralization and setting bears a strong resemblance to the main Keno Hill deposits.

The north-trending Mt. Haldane Vein System (MHVS) is the main target area on the property, where initial exploration dates back to 1918. Early workers hand sorted ore from underground workings at the Middlecoff Zone in 1918-19, recovering a reported 24.7 tonnes of ore averaging 3,102 g/t silver and 59% lead. Later work at the Johnson Zone recovered 2.1 tonnes of ore averaging 4,602 g/t silver and 57.9% lead in 1927. Little work was done on the property until the 1960s when trenching and further underground development and drilling was conducted. Recent work, including prospecting, mapping, soil geochemistry and limited diamond drilling, has shown that the MHVS veins show excellent potential for strike extension. Additional showings up to three kilometres east of the MHVS shows the potential for other mineralized structures on the property. Maps and figures for the Haldane property can be found on the Company’s website www.alianzaminerals.com under the Properties section.

On April 12, 2018, the Company purchased the Nur, Clarkston and Fara claims from the estate of Yukon prospector John Peter Ross (the “Estate”) for the following consideration:

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issue 100,000 shares to the Estate upon receipt of TSX-Venture approval (shares issued);

•

make cash payment of $10,000 to the Estate by June 30, 2018 (paid);

•

make cash payment of $20,000 and issue 125,000 shares to the Estate by April 12, 2019;

•

make cash payment of $20,000 and issue 125,000 shares to the Estate by April 12, 2020;

•

make cash payment of $25,000 and issue 150,000 shares to the Estate by April 12, 2021; and

•

make bonus share payments to the Estate as follows:

o

issue 250,000 shares to the Estate upon the public disclosure of a Measured Mineral Resource (as such term is defined in National Instrument 43-101- Standards of Disclosure for Mineral Projects) of 5 million oz silver-equivalent at 500g/t silver-equivalent;

o

500,000 shares to be issued upon the decision to commence construction of a mine or processing plant.

These 44 Nur, Clarkston and Fara claims are contiguous to and grouped with the Company’s Haldane property, bringing the total area of the Company’s Haldane property position to 8,579 hectares.

On August 2, 2018, the Company announced that the 2018 field program carried out by Equity was completed.

This phase of exploration at Haldane included mapping, prospecting and soil sampling peripheral to known mineralization at the MHVS, covering areas of the property that had not been explored in detail since at least the 1960’s. Mapping and prospecting located alteration and mineralization associated with several historical geochemical anomalies in the North Star Creek drainage, including galena-siderite mineralization, an assemblage that is typical in the faults/veins of the Keno Hill Mining district, two kilometres east of the MHVS at the Strebchuk Showing.

Trenching near the Johnson Adit (a component of MHVS) exposed a 15-metre wide fault zone in a lengthened historic trench. Black gouge and breccia with local concentrations of iron oxides and traces of galena were sampled. A second trench on the Ross Ag-Pb-Zn soil anomaly, two kilometres south of the MHVS, did not reach bedrock but did contain abundant quartzite and phyllitic quartzite float, rock units known to host larger vein structures in the Keno Hill District. Soil samples were taken at 5 m intervals along the 65-metre length of the trench and select rock samples of the float material were collected as well.

A total of 1,195 soil samples (including 5% control samples), 13 silt samples and 55 rock samples were collected and sent for laboratory analysis. All sample results are pending. Management expects the geochemical results to be finalized in August which may allow for a follow up program in September. These results will assist in defining and ranking drill targets.

Yukon Territory, Canada - Others

On February 21, 2018, the Company announced that it has been actively assessing the next stages of work for its five other Yukon projects: Tim Property (high-grade silver, lead, zinc in southern Yukon), Goz Creek (zinc-silver in central Yukon), Mor Property (gold-silver-base metal drill intersections in southern Yukon), White River (high grade gold-silver+copper in southwest Yukon) and Prospector Mountain (porphyry copper-gold in central Yukon).  Management is prioritizing these projects for option and where appropriate, programs to upgrade targets to drill-ready status.

Nevada USA

On February 21, 2018, the Company announced that it contracted Big Rock Exploration, LLC of Minneapolis, MN, to complete exploration on Alianza’s Horsethief, Bellview and BP gold projects. Work included additional data compilation, mapping and sampling and claim staking.  At Horsethief the property size was doubled, drill targets were identified, and the necessary permits were obtained to test these targets in 2018.

Alianza will continue to focus on the sediment-hosted gold component of the exploration portfolio, marketing the Bellview Gold Project to partners for further exploration work which would lead to a drill program. Further mapping and sampling and geophysical surveys are slated for the BP project in order to define drill targets. At Horsethief, the Company is actively engaged with potential partners and is preparing for a drill program.

Peru

On February 21, 2018, the Company announced that its focus to market the drill-ready Yanac Copper Project. Several site visits were completed with potential partners who are reviewing the targets generated from work completed by Cliffs Natural Resources Inc. (“Cliffs”) under an exploration alliance. Cliffs’ work outlined a 900 by 900 metre area of anomalous copper and molybdenum-in-rock geochemistry within a larger area of porphyry-style alteration. Yanac is road accessible and is located 60 km inland from the Pacific coast and within 80 km of port facilities.

Alianza continues to hold its 1.08% NSR royalty on the Pucarana project adjoining the Orcopampa (Chipmo) Gold Mine in Central Peru. Compania de Minas Buenaventura has produced over 4.8 million ounces of gold at this operation since production started in 1967. Current development is trending towards Pucarana, and management believes that mineralization may continue onto the Pucarana property.

During the current period, the Company dropped its La Estrella property and wrote of $284,640 in exploration and evaluation assets.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On March 6, 2018, the Company issued 2,000,000 common shares to Equity at a price of $0.085 per share for a total consideration of $170,000 to pay for Haldane property.

During the nine months ended June 30, 2018, the Company issued common shares pursuant to the exercise of 155,000 finder’s warrants for cash proceeds of $15,500.

On March 14, 2018, the Company granted a total of 850,000 stock options at an exercise price of $0.10 per share for a period of five years to its directors, officers, employees and consultants.

On April 20, 2018, the Company issued 100,000 common shares as part of the acquisition cost for the claims contiguous to the Haldane property.

On April 25, 2018, the Company completed a non-brokered private placement by issuing 5,000,000 units (“Unit”) at a price of $0.10 per Unit for gross proceeds of $500,000 and 2,500,000 flow-through shares (“FT Share”) at a price of $0.10 per FT Share for gross proceeds of $250,000. Each Unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share for a 24 month period at a price of $0.15. In connect with the financing, the Company paid $24,000 as a cash finder’s fee and issued 240,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.10 for a period of 24 months. The FT Shares are eligible for a tax deduction for Canadian income tax payers for the year 2018 and the proceeds are being spent on qualifying exploration expenditures on Alianza’s projects in the Yukon Territory, specifically on the recently-acquired Haldane Silver Property in the Keno Hill District.

The Company also applied for a grant of $40,000 under the Yukon Mineral Exploration Program which has been approved and will be received later on in 2018.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2018. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at June 30, 2018, the Company had working capital of $96,477 (September 30, 2017 – deficiency of $60,806). As at June 30, 2018, cash totaled $27,354, a decrease of $9,964 from $37,318 as at September 30, 2017. The decrease was due to: (a) the exploration and evaluation assets expenditures of $416,678; (b) operating activities of $330,472; while being offset by (c) net proceeds from the financing activities of $711,128 and d) sale of equipment of $30,196.

Operations

For the three months ended June 30, 2018 compared with the three months ended June 30, 2017:

Excluding the non-cash depreciation of $749 (2017 - $670) and share-based payments adjustment of negative $3,400 (2017 - $Nil), the Company’s general and administrative expenses amounted to $107,439 (2017 - $158,504), a decrease of $51,065.  The change in the expenses was mainly due to decrease in property investigation expenses of $1,045 (2017 - $36,596) and wages, benefits and consulting fees of $30,034 (2017 - $52,303).

The other major items for the three months ended June 30, 2018, compared with June 30, 2017, were:

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Write-down of exploration and evaluation assets of $284,640 (2017 - $579,306);

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Gain on disposal of equipment of $19,131 (2017 - $Nil).

The Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

For the nine months ended June 30, 2018 compared with the nine months ended June 30, 2017:

Excluding the non-cash depreciation of $2,275 (2017 - $2,103) and share-based payments of $67,490 (2017 - $Nil), the Company’s general and administrative expenses amounted to $396,141 (2017 - $533,430), a decrease of $137,289.  The change in the expenses was mainly due to decreases in:(a) property investigation expenses of $21,145 (2017 - $65,756); (b) accounting and legal fees of $97,543 (2017 - $135,352) and (c) wages, benefits and consulting fees of $139,308 (2017 - $174,950).

The other major items for the nine months ended June 30, 2018, compared with June 30, 2017, were:

•

Write-down of exploration and evaluation assets of $284,640 (2017 - $579,306);

•

Gain on disposal of equipment of $19,131 (2017 - $Nil).

The Company has been monitoring its use of cash and has been actively seeking ways to reduce its operating expenses.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totalling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR January 26, 2018, in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Alianza. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at June 30, 2018:

	Issued and Outstanding
	March 31, 2018	August 28, 2018

Common shares outstanding	45,041,668	45,041,668
Stock options	3,507,000	3,507,000
Warrants	20,069,732	20,069,732
Finder’s options	439,700	439,700
Warrants associated with finder’s options	86,800	86,800
Fully diluted common shares outstanding	69,144,900	69,144,900

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Persons as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.